(m)(1)(i)
AMENDED AND RESTATED SCHEDULE A
with respect to the
AMENDED AND RESTATED SERVICE AND DISTRIBUTION PLAN
for
ING MUTUAL FUNDS
CLASS B SHARES

Maximum Combined Service and
Fund	Distribution Fees
(as a percentage of average daily net assets)
ING Asia-Pacific Real Estate Fund	1.00%
ING Disciplined International SmallCap Fund	1.00%
ING Diversified International Fund	1.00%
ING Emerging Countries Fund	1.00%
ING Emerging Markets Fixed Income Fund	1.00%
ING European Real Estate Fund	1.00%
ING Foreign Fund	1.00%
ING Global Bond Fund	1.00%
ING Global Equity Dividend Fund	1.00%
ING Global Value Choice Fund	1.00%
ING Greater China Fund	1.00%
ING Index Plus International Equity Fund	1.00%
ING International Capital Appreciation Fund	1.00%
ING International Equity Dividend Fund	1.00%
ING International Real Estate Fund	1.00%
ING International SmallCap Fund	1.00%
ING International Value Choice Fund	1.00%
ING International Value Opportunities Fund	1.00%
Effective Date: October 15, 2007